Exhibit 99.4

Financial Statements

Sirius Canada Inc.
February 28, 2011

Sirius Canada Inc.

BALANCE SHEET
[Expressed in Canadian dollars]
[Unaudited]

As at

	February 28,	November 30,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents	48,808,439	47,610,454
Accounts receivable, net	8,373,535	8,652,620
Prepaid expenses	1,780,800	1,918,196
Inventory [note 5]	1,719,075	1,409,832
Total current assets	60,681,849	59,591,102
Property and equipment, net [notes 4 and 6]	2,406,131	2,636,352
Intangible assets, net [notes 4 and 7]	4,384,549	4,415,866
Other assets	66,720	36,720
	67,539,249	66,680,040

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	3,096,502	4,240,897
Accrued liabilities	24,194,406	28,082,303
Due to related parties [notes 1 and 4]	18,966,958	19,836,681
Future tax liability [note 12]	1,192,934	1,133,756
Deferred revenue	84,043,713	79,892,903
Deferred leasehold inducement	42,890	42,890
Total current liabilities	131,537,403	133,229,430
Deferred revenue	12,465,098	12,710,409
Deferred leasehold inducement	189,434	200,156
Total liabilities	144,191,935	146,139,995
Commitments [notes 4 and 11]

Shareholders' deficiency
Share capital [note 8]	36,000,100	36,000,100
Accumulated deficit	(112,652,786)	(115,460,055)
Total shareholders' deficiency	(76,652,686)	(79,459,955)
	67,539,249	66,680,040

See accompanying notes

Sirius Canada Inc.

STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
[Expressed in Canadian dollars]
[Unaudited]

	Three months	Three months
	ended	ended
	February 28,	March 31,
	2011	2010
	$	$

REVENUE
Broadcasting	42,054,403	34,875,113
Equipment	444,693	183,095
	42,499,096	35,058,208
EXPENSES
Cost of service [notes 4 and 5]	14,302,455	9,891,042
Sales and marketing [note 4]	19,311,720	16,287,039
Information and technology [note 4]	1,411,994	1,405,945
General and administrative [note 4]	2,908,303	1,905,058
Foreign exchange loss	152,580	153,236
Amortization [notes 6 and 7]	952,475	596,956
	39,039,527	30,239,276
Net income before interest income	3,459,569	4,818,932
Interest income [note 9]	117,015	16,220
Net income and comprehensive income for the period	3,576,584	4,835,152

See accompanying notes

Sirius Canada Inc.

STATEMENT OF CASH FLOWS
[Expressed in Canadian dollars]
[Unaudited]

	Three months	Three months
	ended	ended
	February 28,	March 31,
	2011	2010
	$	$

OPERATING ACTIVITIES
Net income for the period	3,576,584	4,835,152
Add item not involving cash
Amortization	952,475	596,956
Net change in non-cash working capital balances related to operations [note 9]	(2,542,734)	(4,048,292)
Cash provided by operating activities	1,986,325	1,383,816

INVESTING ACTIVITIES
Purchase of property and equipment	(113,769)	(908)
Purchase of intangible assets	(674,571)	(5,405)
Cash used in investing activities	(788,340)	(6,313)

Net increase in cash and cash equivalents during the period	1,197,985	1,377,503
Cash and cash equivalents, beginning of period	47,610,454	24,677,367
Cash and cash equivalents, end of period	48,808,439	26,054,870

See accompanying notes

Sirius Canada Inc.

STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
[Expressed in Canadian dollars]
[Unaudited]

									Accumulated
							Total		other	Total
	Common shares						common	Accumulated	comprehensive	shareholders’
	Class A		Class B		Class C		shares	deficit	income	deficiency
	#	$	#	$	#	$	$	$	$	$
	[note 8]

Balance, December 31, 2009	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100	(128,340,607)	-	(92,340,507)
Dividends [note 8]	-	-	-	-	-	-	-	(2,635,397)	-	(2,635,397)
Net income for the period	-	-	-	-	-	-	-	15,735,566	-	15,735,566
Part VI.1 tax [note 12]	-	-	-	-	-	-	-	(219,617)	-	(219,617)
Balance, November 30, 2010	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100	(115,460,055)	-	(79,459,955)
Dividends [note 8]	-	-	-	-	-	-	-	(710,137)	-	(710,137)
Net income for the period	-	-	-	-	-	-	-	3,576,584	-	3,576,584
Part VI.1 tax [note 12]	-	-	-	-	-	-	-	(59,178)	-	(59,178)
Balance, February 28, 2011	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100	(112,652,786)	-	(76,652,686)

See accompanying notes

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

1. NATURE OF BUSINESS

Sirius Canada Inc. ["Sirius Canada" or the "Company"] was incorporated in July 2004 under the Canada Business Corporations Act and is a provider of satellite radio in Canada.

The Company's principal shareholders are the Canadian Broadcasting Corporation ["CBC"], 40% voting ownership; Slaight Communications Ltd. ["Slaight"], 40% voting ownership; and Sirius XM Radio Inc. ["Sirius XM"], 20% voting ownership.The Company broadcasts its signal through proprietary satellite network and uplink.Subscribers receive a radio signal through satellite radios which are factory installed by the Company's OEM partners and sold at consumer electronics retailers.The Company is dependent upon Sirius XM to provide ongoing proprietary satellite network and uplink.

The Company has a single operating segment and all of the Company's property and equipment and intangible assets are located in Canada.

The Company's Board of Directors approved a change in the Company's fiscal year end from December 31 to November 30, effective 2010.As a result of this change, the Company is reporting results for the interim period from December 1, 2010 to February 28, 2011.

On November 24, 2010, the Company and each of the shareholders [the "Vendors"] entered into a Purchase Agreement with Canadian Satellite Radio Holdings Inc. ["CSR"].The Purchase Agreement sets out the terms and conditions relating to the acquisition of all of the issued and outstanding shares of the Company by CSR [the "transaction"].As part of the consideration for such acquisition, CSR will issue to the Vendors a combination of Class A shares and Class B shares in CSR that is equivalent to 71,284,578 Class A shares in CSR.In the event that CSR's total cash, cash equivalents and restricted investments balance is less than $9,000,000 at the closing of the transaction, each of the Vendors shall receive non-interest bearing promissory notes for the difference between the actual cash balance and $9,000,000.In accordance with Canadian generally accepted accounting principles ["GAAP"], management has determined that the Company is the accounting acquirer and will be accounting for this transaction upon closing as a reverse takeover using the purchase method of accounting.This basis of accounting reflects the combination as a continuation of the financial statements of the Company adjusted for the legal capital of CSR.

In conjunction with the implementation of the transaction, a number of steps will be undertaken between the shareholders which will result in direct and indirect cash payments of a capital nature to the shareholders on closing.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

The closing of the transaction is conditional upon approval by CSR's shareholders, the competition bureau, the Toronto Stock Exchange and the Canadian Radio-television and Telecommunications Commission ["CRTC"], the CBC receiving an Order in Council, and a refinancing of CSR's existing senior notes for new unsecured senior notes.The merger is expected to close on June 21, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared by management in accordance with Canadian GAAP.The significant accounting policies are as follows:

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities.On an ongoing basis, the Company evaluates its estimates, including those related to the valuation of accounts receivable and other receivables, accounts payable and accrued liabilities and the estimated useful lives of long-lived assets.The Company relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets or liabilities that are not readily apparent from other sources.Actual results could differ from those estimates under different assumptions or conditions.

Revenue recognition

The Company derives revenue primarily from subscriber service, activation fees [net of customer rebates earned] and sale of equipment.Revenue from subscribers consists of subscription fees, non-refundable activation fees, and the effects of rebates.Revenue is recognized as it is realized or realizable and earned.

The Company recognizes subscription fees as service is provided to the subscriber.Prepaid subscription fees are recorded as deferred revenue and amortized to revenue ratably over the term of the applicable subscription plan.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

At the time of sale, vehicle owners purchasing or leasing a vehicle with a subscription to Sirius Canada's service typically receive between a three-month and one-year prepaid subscription.Prepaid subscription fees received from automakers are recorded as deferred revenue and amortized to revenue ratably over the service period, upon activation.The Company reimburses automakers for certain costs associated with the satellite radio installed in the applicable vehicle at the time the vehicle is manufactured.The associated payments to the automakers are included in subscriber acquisition costs, which are part of sales and marketing.Although the Company receives payments from the automakers, they do not resell the service; the automakers facilitate the sale of the service to their customers, acting similarly to an agent.In the opinion of management, this is the appropriate characterization of the Company's relationship with automakers since the Company is responsible for providing the service to the customers, including being obligated to the customers in the case of an interruption of service.

Activation fees are recognized evenly over the estimated term of a subscriber relationship which is based upon historical customer subscription terms of similar businesses.The Company currently estimates this period to be 3.5 years.

Equipment revenue from the direct sale of satellite radios and accessories is recognized upon shipment.Shipping and handling costs billed to customers are recorded as revenue.Shipping and handling costs associated with shipping goods to customers are recorded within cost of service expense.

Interest income is accrued as earned.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect when the assets were acquired or obligations incurred.Revenue and expenses are translated at average exchange rates prevailing during the year.All exchange gains or losses are included in the determination of net income for the year.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

Inventory

Inventory is valued at the lower of invoiced cost and net realizable value using a standard costing system.The balance consists of finished goods.

Property and equipment

Property and equipment are reported at cost less accumulated amortization.Amortization is calculated using the straight-line method over the estimated useful lives of the Company's property and equipment as follows:

Terrestrial repeaters	7 years
Computer hardware	3 years
Office equipment	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

Intangible assets

Intangible assets with definite useful lives are amortized over their useful lives using the straight-line method as follows:

Computer software	3 - 5 years
Computer software licenses	Term of license

The Company evaluates the recoverability of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible assets may not be recoverable.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.This valuation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets.If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset recoverability.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

Employee savings plan

The Company sponsors the Sirius Canada Inc. Group Registered Retirement Savings Plan ["RRSP"]/Deferred Profit Sharing Plan ["DPSP"] [the "Plan"] for eligible employees.The Plan allows eligible employees to voluntarily contribute to a Group RRSP subject to certain defined limitations.Currently, the Company matches 100% of an employee's voluntary contributions via a DPSP, up to 4% of an employee's pre-tax base salary, in the form of cash contributions.The total expense resulting from the Company's matching contribution to the Plan was $69,934 for the three months ended February 28, 2011 [three months ended March 31, 2010 - $64,196].

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes.Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses.A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized.Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to apply when these assets or liabilities are expected to be realized or settled.

Advertising costs

Advertising costs are expensed as the services are received.

Subscriber acquisition costs

Subscriber acquisition costs consist of costs incurred to acquire new subscribers and include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to the Company's service in the sale or lease price of a new vehicle; subsidies paid for chip sets and certain other components used in manufacturing radios; device royalties for certain radios; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; and provisions for inventory allowance.Subscriber acquisition costs do not include advertising, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

Subsidies paid to radio manufacturers and automakers are expensed upon shipment of the product.Commissions paid to retailers and automakers are expensed upon either the purchase or activation of radios.

Financial instruments

All financial instruments are classified into the following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.All financial instruments are included in the financial statements and are initially measured at fair values.Subsequently, all financial instruments are re-measured to fair value at each reporting period except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method.Held-for-trading financial instruments are subsequently measured at fair value and all gains and losses as a result of measurement are included in the statement of operations and comprehensive income in the year in which they arise.Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or an impairment loss is recognized.

3. ADOPTION OF NEW ACCOUNTING POLICIES

In February 2008, Canada's Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards ["IFRS"], as issued by the International Accounting Standards Board ["IASB"].The Company is currently assessing the impact of the adoption of IFRS on its financial statements.

Section 1582 of the Canadian Institute of Chartered Accountants' ["CICA"] Handbook, "Business Combinations", replaces the existing Section 1581, "Business Combinations".The CICA also issued Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-controlling Interests", which replaces Section 1600, "Consolidated Financial Statements".These new sections are based on the IASB's IFRS 3, "Business Combinations", and will replace the existing guidance on business combinations and consolidated financial statements.The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.The adoption of these standards did not have any impact on the Company's financial statements.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

4. RELATED PARTY TRANSACTIONS

Amounts due to related parties consist of the following:

	February 28, 2011	November 30, 2010
	$	$

CBC [i]	5,076,338	5,109,915
Slaight [i]	4,794,696	4,557,984
Sirius XM [ii]	9,095,924	10,168,782
	18,966,958	19,836,681

Related party transactions with the parties listed above included within the statement of operations and comprehensive income are as follows:

	Three months ended February 28, 2011	Three months ended March 31, 2010
	$	$

Cost of service	5,217,176	2,158,006
Sales and marketing	1,656,963	1,546,908
Information and technology	679,449	710,445
General and administrative	4,152	10,853
	7,557,740	4,426,212

These transactions have been measured at their respective exchange amounts, being the consideration established and agreed to by the related parties.

For the three months ended February 28, 2011, property and equipment of nil [three months ended March 31, 2010 - nil] and intangible assets totalling $72,126 [three months ended March 31, 2010 - nil] relating to purchases made for computer hardware and computer software from Sirius XM are presented within the balance sheet.

[i]
The Company entered into two 12-year non-exclusive, non-transferable license agreements with CBC and Slaight whereby the Company has obtained distribution rights to transmit channels currently owned by the parties within Canada.The amounts owing to CBC for the distribution rights, as at February 28, 2011 and for the three months ended February 28, 2011, have been accrued and expensed subject to the terms below.Effective September 1, 2008, the obligation for Slaight to provide these production channels was terminated.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

[ii]
In 2005, the Company entered into a license and service agreement with Sirius XM whereby the Company acquired the right to distribute channels owned or licensed by Sirius XM within Canada.In return, the Company is obligated to pay Sirius XM a percentage of its gross revenue, to a maximum of 15%.

Future minimum annual commitments to related parties under the license agreements and the license and service agreement noted above are included in note 11.In addition to the license agreements and the license and service agreement listed above, the Company has accumulated dividends owing to shareholders as described in note 8.

5. INVENTORY

Inventory consists of the following:

	February 28, 2011	November 30, 2010
	$	$

Finished goods	1,719,075	1,409,832

The amount of inventory recognized as an expense in cost of service for the three months ended February 28, 2011 was $442,031 [three months ended March 31, 2010 - $175,317].

During the three months ended February 28, 2011, the inventory provision recognized as an expense in cost of service was $140,000 [three months ended March 31, 2010 - nil].

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	February 28, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Terrestrial repeaters	4,550,835	3,096,395	1,454,440
Computer hardware	1,383,335	1,057,818	325,517
Office equipment	116,447	99,828	16,619
Furniture and fixtures	436,626	250,864	185,762
Leasehold improvements	991,650	567,857	423,793
	7,478,893	5,072,762	2,406,131

	November 30, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Terrestrial repeaters	4,550,835	2,936,092	1,614,743
Computer hardware	1,368,523	1,015,345	353,178
Office equipment	116,447	94,086	22,361
Furniture and fixtures	436,626	235,423	201,203
Leasehold improvements	991,650	546,783	444,867
	7,464,081	4,827,729	2,636,352

Total amortization expense presented within the statement of operations and comprehensive income for the three months ended February 28, 2011 which relates to property and equipment is $245,033 [three months ended March 31, 2010 - $287,083].

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	February 28, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer software	7,580,601	3,761,602	3,818,999
Computer software licenses	2,759,256	2,193,706	565,550
	10,339,857	5,955,308	4,384,549

	November 30, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer software	6,976,601	3,469,511	3,507,090
Computer software licenses	2,687,131	1,778,355	908,776
	9,663,732	5,247,866	4,415,866

Total amortization expense presented within the statement of operations and comprehensive income for the three months ended February 28, 2011 which relates to intangible assets is $707,442 [three months ended March 31, 2010 - $309,873].

As at February 28, 2011, computer software totalling $548,958 [November 30, 2010 - $383,496] represents internally-developed intangible assets.The amount of computer software not yet subject to amortization at February 28, 2011 is $2,932,046 [November 30, 2010 - $2,344,246].During the three months ended February 28, 2011, accelerated amortization was recognized as a result of the expected termination of use of certain computer software in November 2011.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

8. SHARE CAPITAL

The Company's authorized share capital consists of the following:

•	Unlimited number of voting Class A shares with no par value and no fixed dividends;

•	Unlimited number of non-voting Class B shares with no par value and no fixed dividends; and

•	Unlimited number of non-voting Class C shares with no par value and 8% cumulative dividends.

The Class A shares and Class B shares participate in the equity of the Company on an equal per share basis.Class C shares are redeemable by the Company at any time at the redemption price.Class C shareholders are entitled to cumulative dividends, payable when declared by the Board of Directors.As at February 28, 2011, the Company had accrued $14,363,704 [November 30, 2010 - $13,653,567] of cumulative dividends in accordance with its license agreements and the license and service agreement.As at February 28, 2011, no payments have been made in regard to these dividends.The above amount has been included in the due to related parties balance as detailed within note 4.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

9. SUPPLEMENTAL CASH FLOW DISCLOSURE

The net change in non-cash working capital balances related to operations consists of the following:

	Three months ended February 28, 2011	Three months ended March 31, 2010
	$	$

Decrease (increase) in assets
Accounts receivable	279,085	3,068,171
Prepaid expenses	137,396	(503,062)
Inventory	(309,243)	250,301
Other assets	(30,000)	-

Increase (decrease) in liabilities
Accounts payable	(1,196,352)	(5,372,377)
Accrued liabilities	(3,791,919)	(4,277,312)
Due to related parties	(1,526,478)	(771,564)
Deferred revenue	3,905,499	3,568,274
Deferred leasehold inducement	(10,722)	(10,723)
Net change in non-cash working capital balances related to operations	(2,542,734)	(4,048,292)

Interest income received included in operating activities is as follows:

	Three months ended February 28, 2011	Three months ended March 31, 2010
	$	$

Interest income received	117,015	16,220

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

10. FINANCIAL INSTRUMENTS

The Company has designated the following classifications for its financial assets and financial liabilities:

Cash is classified as held-for-trading with a total carrying value of $48,808,438 at February 28, 2011 [November 30, 2010 - $47,610,454].Interest income is earned on cash balances.

Accounts receivable are classified as loans and receivable, which are measured at amortized cost, using the effective interest rate method.No interest in relation to these instruments was recognized in the financial statements as at February 28, 2011 or November 30, 2010.

Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost using the effective interest rate method.No interest in relation to these instruments was recognized in the financial statements as atFebruary 28, 2011 or November 30, 2010.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company's income or the value of its holdings of financial instruments.

To perform sensitivity analysis, the Company assesses the impact of hypothetical changes in interest rates and foreign currency exchange rates on foreign currency denominated and interest-bearing financial instruments.Information provided by the analysis does not represent the Company's view of future market changes, nor does it necessarily represent the actual changes in fair value that would occur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant.In reality, changes in one factor may result in a change to another, which may magnify or counteract the sensitivities.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the U.S. dollar, resulting from U.S. dollar-denominated cash, accounts receivable, and liabilities.The Company does not currently use foreign currency derivatives.

Most of the Company's revenue and expenses are received or paid in Canadian dollars.The Company's only exposure to material foreign currency risk is with respect to payments under OEM agreements and due to Sirius XM under a license and service agreement.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

Given that the Company's exposure is limited to payments to Sirius XM, management does not actively manage this risk.

As at February 28, 2011, the Canadian/U.S. foreign exchange rate was 0.9714.Assuming that all other variables remain constant, a decrease of 10% [with opposite impacts on an increase of similar proportion] in the Canadian dollar would have the following impact on the ending balances of certain balance sheet items:

$

Financial assets
Cash	259,105
Accounts receivable	42,182

Financial liabilities
Accounts payable	(7,159)
Accrued liabilities	(12,542)
Due to related parties	(293,189)
Net foreign exchange gain	(11,603)

The impact on the net income is equivalent to the net foreign exchange gain presented in the table above.There is no impact on other comprehensive income.

Interest rate risk

The Company is subject to interest rate risk from changes in interest rates on the Company's cash balances.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.The Company is exposed to credit risk, primarily in relation to its cash and accounts receivable, both of which are uncollateralized.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

The carrying amount of these financial assets represents the maximum credit exposure which as at the following dates was as follows:

	February 28, 2011	November 30, 2010
	$	$

Cash	48,808,438	47,610,454
Accounts receivable	8,373,535	8,652,620

The Company's objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its cash with major chartered Canadian banks.Due to their short-term nature and placement with major chartered Canadian banks, cash is not exposed to material credit risk.

With respect to accounts receivable, exposure to credit risk varies due to the composition of individual customer balances.Subscription fees are received through either credit card payments or cheque remittances.The majority of subscriber billings are credit card transactions.

For cheque remittances, the Company regularly monitors customer balances to assess credit risk.

The Company assesses the credit risk of accounts receivable by evaluating the age of accounts receivable based on the invoice date.Accounts receivable are considered past due 31 days after the invoice date.The following table sets out details of the aging of accounts receivable that are outstanding and the related allowance for doubtful accounts:

	February 28, 2011	November 30, 2010
	$	$

Current	7,114,220	6,617,929
31-60 days	1,230,321	2,073,544
61-90 days	132,877	91,491
Over 90 days	271,117	206,484
Less allowance for doubtful accounts	(375,000)	(336,828)
	8,373,535	8,652,620

No past due accounts have been renegotiated with different terms.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada and there are no specific types of customers that have unique characteristics.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or the risk that those financial obligations have to be met at excessive cost.The Company's management believes that cash flows from operations should be sufficient to cover committed cash requirements for capital investments, working capital and dividends in the future.

As at February 28, 2011, these obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
	$	$	$	$	$

Accounts payable	3,096,502	3,096,502	-	-	-
Accrued liabilities	24,194,406	24,194,406	-	-	-
Due to related parties	18,966,958	18,966,958	-	-	-
Future tax liability	1,192,934	1,192,934	-	-	-
Operating leases and other commitments	29,549,550	14,037,686	7,234,582	5,802,774	2,474,508
Other liabilities	77,000,350	61,488,486	7,234,582	5,802,774	2,474,508

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties approximate their fair values due to the short-term nature of these financial instruments.

Capital disclosures

The Company's objectives when managing capital are to:

[a]	maintain financial flexibility to meet financial obligations and growth objectives; and
[b]	maintain a capital structure that allows multiple financing options to the Company should a financing need arise.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

The Company defines the capital that it manages as its shareholders' deficiency.In managing capital, the Company focuses on liquid resources available for operations.The need for sufficient liquid resources is considered in the preparation of an annual budget and in the monitoring of cash flows and actual operating results compared to the budget.

The basis for the Company's capital structure is dependent on the Company's expected growth, financial obligations and changes in the business.To maintain or adjust its capital structure, the Company may issue additional shares or raise debt.

The Company's objectives and strategies are reviewed periodically.

11. COMMITMENTS

Future minimum annual lease payments under operating leases for premises and equipment, license and service agreements and contractual obligations are approximately as follows:

$

2011	14,037,686
2012	4,033,643
2013	3,200,939
2014	2,899,958
2015	2,902,816
Thereafter	2,474,508
29,549,550

Future minimum annual commitments to related parties under the license agreements and the license and service agreement, which are detailed within note 4, are included in the above operating commitments.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

12. INCOME TAXES

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The reconciliation of the provision for income taxes computed at the statutory tax rates is as follows:

	Three months ended February 28, 2011	Three months ended March 31, 2010
	$	$

Net income before taxes	3,576,584	4,835,152
Statutory tax rate	28.27%	31.00%

Income tax expense at statutory tax rate	1,011,100	1,498,897
Change in valuation allowance and rate changes	(1,011,100)	(1,498,897)
Net income tax expense	-	-

Significant components of the Company's estimated future tax assets and liabilities are as follows:

	February 28, 2011	November 30, 2010
	$	$

Tax basis in excess of book value	2,631,000	2,393,000
Future tax asset - reserve	639,000	665,000
Non-capital loss carryforward	20,509,000	22,032,000
Total future tax assets	23,779,000	25,090,000
Valuation allowance for future tax assets	(23,779,000)	(25,090,000)
Net future tax assets	-	-

A valuation allowance has been provided to fully offset the future tax assets as the Company is not certain that such benefits can be utilized in the near future.

Sirius Canada Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]
[Unaudited]

February 28, 2011

The Company has included a Part VI.1 future tax liability of $1,192,934 as at February 28, 2011 [November 30, 2010 - $1,133,756] for accumulated dividends to shareholders on their taxable preferred shares.

As at February 28, 2011, the Company has approximately $82,038,000 in Canadian non-capital tax losses available to be applied against future years' taxable income, which expire as follows:

$

2026	40,155,000
2027	37,787,000
2028	4,096,000
82,038,000